Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the eleven-month periods ended November 30, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the eleven-month periods ended November 30, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Nov'21	Nov'20
Total loans			24,557,452	23,257,045
Total assets			37,816,692	35,932,865

Deposits and other demand liabilities			7,466,167	5,906,075
Time deposits and other time liabilities			10,238,047	11,769,417
Interbank borrowings			4,894,287	4,063,160
Debt instruments issued			6,705,437	6,209,255

Equity			3,319,590	2,432,906
Total equity attributable to equity holders of the Bank			3,245,611	2,358,248
Non-controlling interest			73,979	74,658

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1] and impairment adjustment[2]

In Ch$ million	11M'21	11M'20	11M'21	11M'20
Net operating profit before provision for loan losses	1,213,616	1,058,370	1,093,083	1,040,661
Provisions for loan losses[3]	(195,525)	(516,346)	(167,309)	(512,052)
Total operating expenses[4]	(639,562)	(1,532,312)	(639,562)	(723,465)
Operating income	378,529	(990,288)	286,212	(194,856)
Income from investments in companies	829	776	829	776
Operating income before income taxes	379,358	(989,512)	287,041	(194,080)
Income taxes	(110,382)	90,145	(18,065)	69,014
Consolidated income for the period	268,976	(899,367)	268,976	(125,066)

Net income attributable to holders of the Bank	267,332	(885,786)	267,332	(121,762)
Non-controlling interest	1,644	(13,581)	1,644	(3,304)

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted in column 10M'20.

3 - Includes Ch$34.5 billion of additional provisions established during the 11M period ended November 30, 2021 ($148.1 billion during the 11M period ended November 30, 2020).

4 - Includes Ch$9,389 million of restructuring provision ‒associated to non-recurring expenses related to the optimization of the physical infrastructure in Chile‒, established in October 2021.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer